Exhibit 20.1

FNBC Credit Card Master Trust
Excess Spread Analysis—July 2002

Series Deal Size Expected Maturity	1997-1 $300 MM 08/15/02
Yield	34.52%
Less: Coupon	21.40%
Servicing Fee	1.03%
Gross Credit Losses	4.48%
Excess Spread:
July-02	7.61%
June-02	6.66%
May-02	6.35%
Three month Average Excess Spread	6.87%
Delinquencies:
30 to 59 Days	1.28%
60 to 89 Days	0.69%
90+ Days	1.06%
Total	3.03%
Payment Rate:	13.06%